MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2006

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2006

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying audited annual consolidated financial statements and related notes thereto for the years ended August 31, 2006 and 2005.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as at December 12, 2006, except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada and is dominantly, but not exclusively, focused on the Cortez Trend.  The Company’s preferred approach is to joint venture its properties to other companies for their further more advanced exploration and development.

Presently the Company has 15 gold exploration projects in various stages of exploration. All but one of the projects are in Nevada.  These projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wing property located in northern Elko County.

The newly staked Lookout property is in Toole County, Utah.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

The Company has expanded its Carlin-style gold exploration focus to the northern extensions of the Battle Mountain Trend through its acquisition of the Horse Mountain, Iron Point, and PPM projects.  The Company has a secondary effort focused on epithermal vein targets, and will not limit its sediment-hosted generative program to the Battle Mountain-Eureka Trend.

Based on Nevada sediment-hosted gold experience, Miranda geologists believe sediment-hosted gold opportunities exist in Utah. The Lookout property is within the eastern Great Basin province, an area hosting economic, sediment-hosted gold deposits such as Mercur, Barney’s Canyon, and Melco.  Miranda’s expansion strategy into Utah is to identify early-stage, sediment-hosted gold opportunities in under explored terrains.  Miranda geologists believe the Lookout property meets these criteria.

The Company has built a track record of successful project definition, acquisition, and joint venture while at the same time, conserving the treasury.

Joint Venture Update

The Red Hill, Redlich, Red Canyon, Fuse (East and West), Coal Canyon and Horse Mountain projects are joint-ventured to other companies.

Redlich, Esmeralda Country, Nevada

Newcrest Resources Inc. completed its third campaign of drilling on Miranda’s Redlich project.

Newcrest’s 15 hole, 10,975 foot drill program focused on better defining and extending known mineralization.

Results were announced by the Company on September 27 and November 15, 2006.

Redlich 2006 drilling highlights

Hole Number	Interval (feet)	Length (feet)	Grade (oz Au/t)	Length (meters)	Grade (g Au/t)
R76	575-580	5	0.603	1.52	20.700
R84	275-280	5	0.440	1.52	15.100
R77	155-215	60	0.043	18.30	1.470
R77, including	160-165	5	0.375	1.50	12.850
R90	140-145	5	0.139	1.5	4.77

Miranda updated a three-dimensional computer model with the 2006 drill information to illustrate possible vein trends.  Four inclined holes (R-77, R-73, R-1 and R-84) with intercepts 0.25 oz Au/t (8.6 g Au/t.) or greater infer the existence of a north 30 degree west-striking and 80 degree northeast-dipping “vein” zone.  This vein zone appears continuous along 1,230 feet (375 meters) of strike and remains open to the northwest and southeast and at depth.  The southeast projection of this “vein” zone is noteworthy because only three holes test a 3,940 foot (1,200 meters) distance between holes R-84 and R-43.  Both of these holes intersect bonanza gold grades including 5 feet of 0.44 oz Au/t (15.07 g Au/t) in R-84 and 5 feet of 1.35 oz Au/t (1.5m of 46.3 g Au/t) in R-43.

The 3D model also outlines a 985 foot east-west (300 meter) by 1,230 foot north-south (375 meter) envelope of >0.01 oz Au/t (0.340 g Au/t) mineralization surrounding the higher-grade “vein” zone.  This gold mineralization remains open to the west, southeast and south.  The potential quantity and grade is conceptual in nature as there has been insufficient exploration to define a mineral resource.

During the summer of 2005, Newcrest completed an additional 26 reverse circulation drill holes (R48 through R74) for a total of 16,145 feet.  This phase of drilling continued testing high-grade

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

gold mineralization and vein continuity in the Redlich fault zone as well as offsetting mineralization in Newcrest drill hole R43. Of particular interest in this round of drilling is an intercept of 1.945 ounce gold per ton over 5 feet.  Notably this intercept includes thinly banded texture within a quartz vein and is significantly deeper than previous high-grade intercepts reported by Newcrest in 2004.

Newcrest completed a first-phase drill program in the end of October 2004 that included 19 holes (R29 through R47) for a total of 11,094 feet of reverse circulation drilling. The highlights of this drilling included high-grade intercepts of 5 feet of 1.35 oz Au/t in R43, and 15 feet of 0.330 ounce gold per ton in R45.  Hole R43 is especially significant in that it intersected a vein approximately 3,000 feet from previously known occurrences.  In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 feet of 0.020 ounce gold per ton.

Newcrest has now completed 61 drill holes totaling 37,564 feet (11,450 meters) on the project.  This third drill campaign continued to focus on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated or stockwork gold surrounding the high grade veins.  These results continue to verify the presence of both styles of gold mineralization.

The Redlich project is located along the Walker Lane structural corridor. The Redlich prospect is an upper-level, low-sulfidation epithermal system with a geologic setting similar to other Walker Lane precious metal systems.  Banded quartz, noted in surface exposures of Tertiary gravels, is found over an area of approximately 100 acres but the source of this mineralization is unknown. The Redlich project presents the potential to discover both high-grade banded quartz veins and bulk tonnage stockwork mineralization.

Newcrest can earn a 65% interest in the Redlich Property by paying Miranda USD$165,000 in stages and completing a work commitment of USD$575,000, expendable in stages to January 23, 2008, with a minimum work commitment of USD$200,000 per year thereafter until USD$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  Newcrest can earn an additional 10% interest by completing a positive feasibility study, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

Red Canyon, Eureka Country, Nevada

On July 13, 2006 the Company signed a binding Letter of Intent with Romarco Minerals Inc. (“Romarco”) whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.

Under the terms of the Letter of Intent, Romarco can earn a 60% interest by spending USD$3,000,000 over five years. A work expenditure of USD$400,000 is obligated in the first year and escalates in following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.

Miranda is pleased to welcome Romarco as a partner and believes both companies will benefit from the aggressive approach to exploration that is outlined in the agreement.  Romarco’s exploration is led by their Vice President, Dr. Tommy Thompson, who brings considerable knowledge and expertise regarding Carlin-type deposits to the Red Canyon project.  Miranda’s exploration team have spent the last several months reviewing and modeling targets at Red Canyon from data generated by past joint venture partner, Newmont.  The combined exploration expertise of the two companies will provide a sound basis for future work at Red Canyon.

The Red Canyon project area covers 7.7 square miles (19.8 square kilometers) consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold’s Tonkin Springs property on the south and covers an erosional “window” that exposes altered, brecciated and silicified lower plate

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. The Cortez Hills project has a reported gold resource of 8.5 million ounces.

Effective April 10, 2006 the Company regained 100-per-cent control of the Red Canyon project on termination of the exploration and option to joint venture agreement between the Company and Newmont Mining Corp. In 2005, Newmont completed geologic mapping, reinterpretation of geophysical data, 3-D modelling and a gas geochemical survey, followed by 13,115 feet of reverse-circulation drilling in 11 holes. Miranda was encouraged by the extent and nature of the alteration found in drill holes from the Gexa and Red targets on the east side of the property. However, gold assays were disappointing, prompting Newmont to ultimately make the decision to terminate the venture agreement.

Miranda wishes to thank Newmont for its excellent work on the property and for its responsiveness as a joint venture partner. The Company looks toward the future and establishing new relationships with Newmont.

Miranda controls the Red Canyon property through a lease with the Red Canyon Corporation. The most recent lease payment, due November 18, 2005, was made by Newmont.   The next lease payment, due November 18, 2006 will be made by Romarco.

BPV and CONO, Eureka County, Nevada

On April 11, 2006 Miranda reported geophysical survey results from Agnico-Eagle (USA) Limited (“Agnico”) on the CONO and BPV projects. Agnico completed 14 line kilometers of Magneto Telluric survey on two lines.  The survey was designed to identify basement depths, prominent faults and guide drill targeting in pediment areas.  The original survey also called for collection of IP data; however this survey was abandoned due to coupling problems in conductive ground.  The Magneto Telluric results were integrated with gravity and drilling data to guide initial geologic interpretations.

Geophysical data indicate the pediment gravels are 400 to 1,600 feet thick and they thin eastward onto the CONO project.  At CONO, the thinner gravel cover corresponds with a northwest-striking gravity high. Two previous drill holes near the gravity high indicate this response is mapping prospective lower-plate carbonate rocks.  Agnico plans to drill test this area in 2006.  At BPV, geophysical data illustrate a zone of high resistivity in high angle contact with a lower resistivity zone.  This relationship may reflect a horst of prospective lower-plate carbonate in fault contact with upper-plate rocks.

By November, 2006 Agnico had completed a five-hole drill program totaling 7,070 feet on the BPV-CONO project.  The drill holes were designed to test for lower-plate carbonate rocks, which were projected based on detailed gravity, magnetotelluric profiles and mercury gas surveys.  The holes intersected weakly altered to unaltered upper-plate siliceous rocks beneath pediment gravels.  None of the holes intersected favorable lower-plate carbonate rocks, or significantly anomalous gold or pathfinder trace elements.

Agnico terminated its option to earn an interest in the BPV and CONO properties from Miranda effective November 30, 2006.  Miranda wishes to thank Agnico for its work on the project.  Miranda will evaluate project data in order to determine the next phase of this project.

CONO and BPV are three miles south of the Cortez Joint Venture's ET Blue project and approximately one-half mile north of US Gold's Tonkin Springs property.  The projects occur within a west-northwest structural projection of fault-controlled gold mineralization.  Previous drilling on the CONO claims intersected lower-plate carbonate rocks below pediment gravels. Structural trends important to the ET Blue and Grouse Creek gold mineralization may project onto the Miranda properties.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

Horse Mountain Property, Lander County, Nevada

On October 31, 2006 the Company announced that Barrick had begun drilling at Miranda’s Horse Mountain Property.  This, Barrick’s second drill campaign will attempt to locate “feeder fault zones” that may have acted as conduits for the emplacement of the gold mineralization intersected in 2005 in drill hole HM-1.

Although Barrick initially planned a 5 hole program, only 3 holes were completed.  This was sufficient to meet work commitment requirements.  Miranda has been told that all holes intersected lower-plate carbonate rocks.  Assays are pending.

In 2005 Barrick reported drilling a mineralized interval of 98.2 feet of 0.023 oz Au/ton in drill hole BHM-1 from 926.2 ft to 1024.4 feet. Drill testing confirmed that gold mineralization is hosted in strongly decalcified, oxidized, clay-altered, and brecciated carbonate rocks interpreted to be Roberts Mountain Formation. Gold mineralization begins at the Roberts Mountains thrust fault and continues within an uplifted block of lower-plate carbonate rocks.

The Horse Mountain property lies approximately 11 miles west of the Cortez Joint Venture Pipeline Mine Complex and was identified by Placer Dome U.S. Inc. as a strategic area of interest following the Cortez Hills discovery in 2002. The property comprises 139 claims over 4.5 square miles that showcase a geology characterized by hydrothermally altered chert, chert-argillite, and quartzite in the upper plate of the Roberts Mountains thrust fault. The structural framework on the project consists of north, north-west and north-east striking faults that intersect the larger, through-going west-northwest-striking Wilson Canyon fault zone.

Coal Canyon Property, Eureka County, Nevada

Golden Aria Corporation. ("Golden Aria") began drilling on Miranda's Coal Canyon property in mid December 2006. This first phase of drilling will consist of two holes totaling approximately 3,000 feet.

The Coal Canyon property consists of 64 unpatented lode claims in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture’s ET Blue project and adjoining the northeast side of US Gold's Tonkin Springs property. The property occupies approximately two square miles (5.2 square kilometers) of the Coal Canyon lower-plate window comprised of the Devonian Wenban, Silurian-Devonian Roberts Mountain and Ordovician Hanson Creek Formations. These formations are important host rocks on the Cortez Trend.

Past exploration has focused on the northwest-trending Grouse Creek fault that lies on ground controlled by others adjacent to the southwest margin of Miranda's property. Historic drilling along this fault has encountered significant gold mineralization of up to 85 feet of 0.022 oz Au/t (26m of 0.753 gr Au/t) in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification. Significant stratiform alteration is also noted locally at the Hanson Creek-Robert's Mountain Formation contact away from the Grouse Creek fault zone.

Orientation surveys conducted by Golden Aria demonstrate that the Grouse Creek fault mineralization correlates with gradient resistivity and self-potential geophysical anomalies.  Golden Aria’s two drill holes will test other coincident gradient resistivity and self-potential anomalies at the intersection of locally altered fault zones.  The conceptual target inferred from geophysics and surface mapping is for broad zones of silicification enveloping vertically extensive, oxidizing sulfides, which could represent pyritic dikes within gold-bearing fault zones.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

Fuse East, Fuse West, Eureka Country, Nevada

No plans for 2006 have been submitted by the Cortez Joint Venture (Placer Cortez Inc. and Kennecott Explorations, managed by Placer Dome U.S., Inc.) at Fuse East.  However, this joint venture, signed in October 2005 and amended April 25, 2006, has a minimum duration of two years and a minimum expenditure level within the two years.  As per an amendment of the joint venture terms dated April 25, 2006, the 2006 work obligation of $175,000 was deferred into 2007.

Similarly, no plans for 2006 have been submitted by the Buckhorn Venture partner (Placer Dome U.S. Inc. and Teck Cominco America Incorporated) at Fuse West.  This joint venture, signed in November 2005, also has a minimum duration of two years and a minimum expenditure level within the two years.

Red Hill Property, Eureka Country, Nevada

The Red Hill joint venture was signed in October 27, 2004 by Placer Dome (“Placer”), amended November 17, 2005 and most recently on April 25, 2006.  Placer was obligated and did expend USD$100,000 prior to October 27, 2005.  This work consisted of drilling one hole to a depth of 940 feet.  The hole did not reach lower-plate targets and did not encounter any significant mineralization.  In 2006 Barrick Gold Exploration (“Barrick”) took over as operator of the joint venture following its purchase of Placer.  To meet 2006 obligations Barrick paid the Company USD$25,000 and drilled 2 holes.  On December 5, 2006 the Company announced the assay results from these 2 holes. Hole BRH-013 intersected 45 feet of 0.237 oz Au/t between 1,920 feet and 1,965 feet. This interval lies within a longer, lower-grade mineralized zone. Mineralization is hosted in lower-plate carbonate rocks and is associated with high levels of arsenic, antimony, mercury and thallium.  These features and the presence of altered igneous dikes indicate that a Carlin-style gold system is present at Red Hill.

The mineralized intervals for the holes are shown in the following table:

Hole Number	Interval (ft)	Length (ft)	Grade (oz Au/t)	Length (m)	Grade (g Au/t)

BRH-12	No Significant Assays

BRH-013	1920-2000	80	0.146	24.4	4.987
Includes	1920-1965	45	0.237	13.7	8.105

Reported grades are based on the average of original assays, check assays and duplicates.

The second drill hole, BRH-012, located approximately 1,900 feet west of hole BRH-013 intersected several zones of altered and oxidized lower-plate carbonate rocks with elevated levels of arsenic and other trace elements. Gold values in hole BRH-012 are not significantly anomalous.  Both holes were drilled to a depth of 2,200 feet.

Based on the encouraging results Barrick is currently drilling 2 offset holes adjacent to BRH-013.

Iron Point

On November 22, 2006 the Company signed a binding Letter of Intent with White Bear Resources, Inc. ("White Bear") whereby White Bear may earn a joint venture interest in the Iron Point property.

Under the terms of the Letter of Intent, that is to be replaced by a definitive option agreement, White Bear can earn a 60% interest by spending US$2,500,000 in qualifying expenditures over five years. White Bear may then elect to earn an additional 10% interest (for a total of 70%) by

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

funding a Bankable Feasibility Study or by spending an additional US$10,000,000. A work expenditure of US$100,000 in the first year and US$200,000 in the second year are obligations with following year Work Expenditures optional and escalating in the following three years. A US$20,000 payment has been made to the Company and upon receipt of regulatory approval and the parties’ execution of the definitive Exploration and Option to Enter a Joint Venture Agreement, White Bear shall issue to the Company 100,000 common shares in the capital of White Bear. A second issue of 100,000 shares is due upon the first anniversary date of the agreement.

The Iron Point Project area covers 5.8 square miles (14.9 square kilometers) consisting of 178 unpatented lode mining claims. The Company holds title to 150 of the claims and has a leasehold interest on an additional 28 claims. The project is favorably located at the intersection of the Battle Mountain-Eureka trend with the Getchell Trend.  Major producing mines within a 25 mile radius of the project represent over 30 million ounces of mined and remaining gold reserves.  Airborne magnetic surveys conducted by the US Geological Survey suggest multiple strands of the ore-controlling Getchell fault system cut through the project area.  The local geologic setting at Iron Point includes a repeated pattern of west-northwest and north-northwest intersecting dikes and fault parallel folding, locally associated with gold mineralization. Two metallogenic phases are appreciated at Iron Point. One is an older (Cretaceous?) intrusive-associated base metal phase and the other a later (?) gold-arsenic dominated phase.  This locus of younger (38MA) gold deposition near an older intrusive-hornfels margin is a repeated pattern in major deposits of both the  Cortez and Carlin Trends and is deemed an important feature at Iron Point.

The Company is especially interested in generating drill targets near Cambrian to Ordovician and Ordovician to Penn-Permian age formation contacts.  The larger gold deposits in the surrounding area (Lone Tree, Marigold, Getchell/Turquoise Ridge and Pinson) are preferentially located near these major geologic terrain boundaries. This important conceptual target has not been consistently explored by historic work in the Iron Point district.  Drilling by previous operators has indicated multiple anomalously mineralized fault zones that justify further drill-testing after resolving exploration targets. The Company will act as a contractor to White Bear and will immediately begin a program of soil sampling and detailed mapping funded by White Bear. This program will be followed by geophysical surveys and drilling.

Personnel changes

Senior Geologist Appointed

On April 11, 2006 Miranda announced the appointment of Steven Koehler as the Company’s Senior Project Geologist.

Mr. Koehler comes to Miranda with over 16 years of mineral exploration experience on the Battle Mountain-Eureka and Carlin gold trends of Nevada.  As a senior geologist with the Cortez Joint Venture, he was a member of the exploration team that discovered the +8.0 million ounce Cortez Hills gold deposit.   Under his guidance, project level exploration and drilling identified underground caliber gold mineralization adjacent to Cortez Hills.  Additionally, Mr. Koehler took a lead role in developing and illustrating lower-plate carbonate stratigraphy in the Cortez District.  Stratigraphic refinements identified numerous near-mine/generative exploration opportunities and guided geologic reinterpretation of the Pipeline Mine.  While with Newmont Mining Corporation on the Carlin Trend, Mr. Koehler is credited with team participation in discovering the +5.0 million ounce West Leeville deposit, and discoveries at Four Corners and Crow.

As Senior Project Geologist for Miranda Mr. Koehler will be responsible for managing exploration activities with the project geologists of the company’s joint venture partners operating on Miranda’s projects.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

Investor Relations Coordinator

Fiona Grant was hired to handle our investor and shareholder relations functions.  Ms. Grant has a marketing degree and has initiated a number of shareholder programs that have been well received.

Corporate Secretary

On June 1, 2006 Aileen Lloyd resigned from the Board of Directors and as Corporate Secretary of the Company. The Board then appointed Doris Meyer, Chief Financial Officer of the Company, as CFO and Corporate Secretary.

Chairman of Audit Committee

On August 9, 2006 G. Ross McDonald joined the Board of Directors and was appointed as Chairman of the Audit Committee.  Mr. McDonald has a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer of Cardero Resources and subsequently of Corriente Resources Inc. Mr. McDonald holds a Bachelor of Commerce degree from the University of British Columbia and is a registered Chartered Accountant since 1968. He has held positions with Price Waterhouse in Canada and Australia, various private partnerships and public resource companies. Mr. McDonald is currently involved as a Director of Fjordland Exploration Inc, Frontier Pacific Mining Corporation and Corriente Resources Inc. He is also Chief Financial Officer of Atna Resources and VP of Finance and Chief Financial Officer of Aura Gold Inc.

Results of Operations

The Company incurred a net loss of $1,725,624 for the year ended August 31, 2006 (August 31, 2005 - $1,937,922; August 31, 2004 - $2,048,055).

Expenses for the year ended ending August 31, 2006 were $2,086,839 (August 31, 2005 - $2,017,471; August 31, 2004 - $1,628,819). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same years are $1,336,487 (August 31, 2005 - $1,095,074; August 31, 2004 - $816,142).  The increase for the year ended August 31, 2006 was 22% higher than the year ended August 31, 2005 and 34% higher than the year ended August 31, 2004.

Significant differences between the years follows:

Consulting fees and wages and benefits combined to $456,486 for the year ended ending August 31, 2006 (August 31, 2005 - $335,256; August 31, 2004 - $182,641).  The Company has retained more consultants and hired more employees based in our exploration office in Elko, Nevada.  Some of the personnel were originally hired as consultants before being hired permanently as employees.  The Company has increased its technical team and will continue to add staff and expand its administrative services as it continues to grow the size of the Company’s asset base of mineral exploration properties.  Golden Oak Corporate Services Ltd. (“Golden Oak”) was retained on February 1, 2006 to provide bookkeeping and financial reporting services and then on June 1, 2006 with the resignation of Aileen Lloyd added corporate secretarial and regulatory compliance services to the contract.  Doris Meyer, owner President of Golden Oak, was appointed Chief Financial Officer and Corporate Secretary of the Company.   Golden Oak was paid $38,500 consulting fees in the fiscal year ended August 31, 2006.

Management fees for the year ended ending August 31, 2006 were $104,494 (August 31, 2005 - $76,100; August 31, 2004 - $60,000).  The fees for the current year include a payment of $32,994

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

to a company controlled by a common director, for services related to helping arrange the sale of investment stock held for sale by the Company.

Office rent, telephone, secretarial and sundry costs was the next most significant cost for the year ended August 31, 2006 was $237,555 (August 31, 2005 - $190,971; August 31, 2004 - $169,381).  Fees paid to a company controlled by a director for rent, telephone, secretarial, website, internet and office services included in this total were $127,700 for the year ended August 31, 2006 (August 31, 2005 - $84,374; August 31, 2004 - $128,321).  For the fiscal year ended August 31, 2006 the Company had shared additional office space and personnel for the Vancouver office.  The remainder is the cost of opening and operating the Elko, Nevada exploration office.

Investor relation and travel and business promotion combined to $244,757 for the year ended August 31, 2006 (August 31, 2005 - $241,026; August 31, 2004 - $300,323).  The Company conducted an aggressive market awareness campaign that included attendance at investor conferences in North America and Europe, a complete update of the Company’s web site, display booth graphics and most importantly the hiring of Fiona Grant as a full time investor relations liaison with the investment community.

In the year ended August 31, 2006 the Company received mineral property option payments totaling $226,663 (August 31, 2005 - $189,237; August 31, 2004 - $135,395).   In accordance with the Company’s accounting policy, option payments received are first credited to the individual project’s mineral property costs, next to that project’s deferred exploration expenditures before any remaining portion is recognized as revenue.  In the year ended August 31, 2006 the Company recognized $66,847 as mineral property option payments received in excess of cost.

The Company also received net proceeds of $329,938 in the year ended August 31, 2006 from the sale of 8,250,000 common shares of Gulf Coast Oil and Gas (“GCOG” - formerly Otish Mountain Diamond Company).

In the year ended ending August 31, 2006 the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Sampson, Troy and JDW projects and the Company wrote off $110,997 of mineral property and deferred exploration costs.  The Company wrote off $4,693 of computer equipment no longer being shared by the Company.

The Company’s projects are at the exploration stage and have not yet generated any revenue to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated financial statements show all acquisition and exploration costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

Selected Annual Information

	Fiscal Year Ended August 31 2006 audited	Fiscal Year Ended August 31 2005 audited	Fiscal Year Ended August 31 2004 audited
Income Statement
Interest income	$ 166,448	$47,968	$13,789

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

	Fiscal Year Ended August 31 2006 audited	Fiscal Year Ended August 31 2005 audited	Fiscal Year Ended August 31 2004 audited
Net loss	$(1,725,624)	$(1,937,922)	$(2,048,055)
Net loss per share	$(0.05)	$(0.08)	$(0.11)
Balance Sheet
Total assets	$7,427,053	$4,222,999	$2,200,855
Long term debt	$nil	$nil	$nil
Dividends	$nil	$nil	$nil

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31 2006 $	May 31 2006 $	Feb 28 2006 $	Nov 30 2005 $	Aug 31 2005 $	May 31 2005 $	Feb 28 2005 $	Nov 30 2004 $
Interest income	64,262	53,593	27,938	20,655	31,947	3,406	12,180	435
Loss for the period	380,623	846,191	285,602	213,208	295,268	288,814	1,152,130	201,710
Basic and diluted loss per share	0.01	0.02	0.01	0.01	0.01	0.01	0.05	0.01

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property and exploration costs.  The Company expenses its project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives cash option payments as a portion of the joint venture partner’s cost to earn an interest.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2006 fiscal year with cash of $3,102,849.   In the year the Company expended $1,145,532 to operating activities, recovered $281,616 from investing activities and received $4,210,434 from financing activities to end the year with $6,449,367 in cash and cash equivalents.

Included in investing activities, the Company received $226,663 in option payments from joint venture partners, $329,938 from the sale of GCOG stock that was received as payment for a mineral property and expended $275,335 on equipment, mineral property costs and deferred exploration on its projects for a net recovery of $281,616.  Joint venture partner expenditures on the Company’s projects are not reported in the Company’s accounts.

Financing activities raised a total of $4,210,434 cash including proceeds net of issue costs of $1,751,940 from a private placement of 2 million units closed on October 17, 2005, proceeds of $1,224,844 from the exercise of 2,348,500 stock options and proceeds of $1,233,650 from the exercise of 3,089,250 share purchase warrants.

At December 12, 2006 the Company has 3,133,250 outstanding share purchase warrants and 4,493,750 outstanding stock options that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

The Company’s cash position at August 31, 2006 was $6,449,367 compared to $3,102,849 at August 31, 2005.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Year ended August 31, 2006	Year ended August 31, 2005	Year ended August 31, 2004
Senate Capital Group Inc. – a company controlled by Dennis Higgs	Office rent, telephone, secretarial and office services	$127,700	$84,374	$128,321
Ubex Capital Inc. – a company controlled by Dennis Higgs	Management Fees Commission on sale of GCOG shares	$71,500 $32,994	$76,100 $nil	$60,000 $nil
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer	Consulting fees – bookkeeping, accounting, financial reporting services	$38,500	$nil	$nil

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of deferred exploration costs are described in note 5 and Schedule 1 to the annual audited financial statements for the year ended August 31, 2006.

Outstanding Share Data as at December 12, 2006

Authorized: an unlimited number of common shares without par value.

As at December 12, 2006, issued and outstanding share capital is:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
August 31, 2006	36,266,510	3,158,250	4,772,500
Options exercised	278,750	-	(278,750)
Warrants exercised	25,000	(25,000)	-
Balance December 12, 2006	36,570,260	3,133,250	4,493,750

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report.  Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2006

Containing information as at December 12, 2006

management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Approved by the Board of Directors

December 12, 2006